Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, including the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”). These principles are substantially the same as United States’ generally accepted accounting principles. Notes to the financial statements on pages 7 to 11 inclusive should be referred to as supplementary information to this discussion and analysis.

This MD&A should be read in conjunction with Central Fund’s audited October 31, 2013 annual financial statements prepared in accordance with Canadian GAAP and included in its 2013 Annual Report and with the accompanying annual MD&A.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding the Company’s objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” in the Company’s 2013 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the six months ended April 30, 2014.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at April 30, 2014.

Financial Results – Changes in Net Assets

Net assets increased by $58.2 million or 1.6% during the three months ended April 30, 2014 primarily as a result of a 3.0% increase in the price of gold and a 0.2% decrease in the price of silver during the period.

Net assets decreased by $290.8 million or 7.3% during the six months ended April 30, 2014 primarily as a result of decreases in the prices of gold and silver during the period of 2.7% and 13.2% respectively.

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The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	Apr. 30, 2014	Jan. 31, 2014	Oct. 31, 2013	July 31, 2013
Change in unrealized appreciation of holdings	$61.2	$(346.1)	$190.0	$(606.6)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$58.2	$(349.1)	$186.8	$(609.6)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$0.23	$(1.37)	$0.73	$(2.40)
Total net assets	$3,693.7	$3,635.5	$3,984.6	$3,800.3

	Apr. 30, 2013	Jan. 31, 2013	Oct. 31, 2012	July 31, 2012
Change in unrealized appreciation of holdings	$(917.4)	$(111.2)	$478.4	$(280.5)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(921.1)	$(115.3)	$474.3	$(284.2)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(3.62)	$(0.45)	$1.86	$(1.12)
Total net assets	$4,409.9	$5,331.1	$5,446.4	$4,974.5

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.

AcG-18 requires Central Fund to record changes in unrealized appreciation of holdings in income. Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended April 30, 2014 was $58.2 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings of $921.1 million for the comparative period in 2013. Net loss, inclusive of the change in unrealized appreciation of holdings, for the six months ended April 30, 2014 was $290.8 million compared to $1,036.5 million for the comparative period in 2013. Virtually all of the net income (loss) for both the three and six-month periods ended April 30, 2014 was a result of the change in the unrealized appreciation of holdings during the respective periods. During the three month period, the change was the result of a higher price of gold offset partially by a lower price of silver. During the six month period, the change was the result of lower prices of both gold and silver. Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $389,560 and $1,074,858 respectively during the three and six-month periods ended April 30, 2014 as compared to the same periods in 2013. The decreases in administration fees were a direct result of the lower levels of average net assets under administration during the three and six-month periods.

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Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three and six-month periods ended April 30, 2014 remained unchanged from their comparative periods in 2013 at 0.08% and 0.16% respectively. For the twelve-month period ended April 30, 2014, the expense ratio was 0.32% compared to 0.31% for the twelve-month period ended April 30, 2013.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the six months ended April 30, 2014, Central Fund’s cash and short-term deposits decreased by $6.6 million to $29.9 million. This decrease was a result of the amounts used to pay expenses and the year-end Class A share dividend. The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 5 on page 8 of this interim report.

Future Accounting Policy

Please refer to Note 10 on page 11 of this interim report.

Additional Information

This MD&A is dated May 29, 2014. Additional information relating to the Company, including its Annual Information Form and 2013 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.

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